Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 13, 2005

Item 3  News Release

A press release was issued on May 13, 2005 in Toronto, Ontario an disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On May 13, 2005, the Company announced the appointment of Lawrence J. Blanford as the Company’s new President and Chief Executive Officer. Mr. Blanford will formally assume the position on May 30, 2005.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

May •, 2005

SCHEDULE “A”

For Immediate Release - May 13, 2005

ROYAL GROUP SELECTS LAWRENCE J. BLANFORD AS PRESIDENT AND CEO

Toronto, Ontario - Royal Group Technologies Limited (RYG.SV-TSX; RYG-NYSE) today announced that its Board has selected Lawrence J. Blanford as the company’s new President and Chief Executive Officer. He will formally assume the position on May 30, 2005.

Mr. Blanford joins Royal Group with solid experience as a senior executive of leading corporations. Most recently, he held the position of President and Chief Executive Officer of Philips Consumer Electronics North America, where he was responsible for sales of approximately $US 2 billion. During Mr. Blanford’s tenure with Philips North America, he instilled a strong strategic and operational planning discipline, which helped drive profitable sales growth.

Previous to Philips, he held positions that included President of Maytag Appliances, President of Maytag International and Vice President of Marketing and National Account Sales for the Building Insulation Division of Johns Manville. Mr. Blanford holds a degree in Chemical Engineering from the University of Cincinnati and an MBA from Xavier University in Cincinnati.

“Larry is an outstanding team builder and an accomplished senior executive, who we believe can drive Royal Group’s return to a position of prominence”, commented Robert Lamoureux, Royal Group’s Lead Director. Mr. Blanford is recognized for his successful positioning and strengthening of both the Philips and Maytag brands in North America. Royal will appoint Mr. Blanford as a director at a board meeting immediately following its upcoming annual meeting on May 25, 2005.

James Sardo, who has been Royal Group’s Interim President and CEO since November 29, 2004, will work with Mr. Blanford during a transition period, introducing him to a series of improvement and planning initiatives that have commenced.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group’s manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group’s web site at www.royalgrouptech.com under the “Investor Relations” section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 13, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.